UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION OF FERNIE CASTLE CULTURE LIMITED

On August 22, 2023, MDJM LTD, a Cayman Islands company (the “Company”), incorporated a wholly owned subsidiary in the United Kingdom under the name of FERNIE CASTLE CULTURE LIMITED (the “UK Subsidiary”). In relation to the incorporation of the UK Subsidiary, on August 22, 2023, the Company subscribed for 5,500 ordinary shares of the UK Subsidiary for a consideration of £5,500, and Qiang Ma and Siping Xu were appointed as directors of the UK Subsidiary. The UK Subsidiary expects to engage in the management of the brand name of “Fernie” and to develop “Fernie” brand name-related products and services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer

Date: September 11, 2023